SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549
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                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                    Pursuant to Rule 13a-16 or 15d-16 of the
                         Securities Exchange Act of 1934


                         For the month of: December 2002

                             World Heart Corporation
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               (Exact name of registrant as specified in charter)

                                       N/A
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                 (Translation of registrant's name into English)

                                     Ontario
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                         (Jurisdiction of organization)

                     1 Laser Street, Ottawa, Ontario K2E 7V1
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                    (Address of principal executive offices)

                  Registrant's telephone number: (613) 226-4278

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                        Form 20-F1 X       Form 40-F
                                  ---                ---

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes          No  X
                                   ---         ---

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-________.

This Form 6-K consists of the following:

1. Press release of World Heart Corporation, dated December 2, 2002, announcing its plan to issue shares of its common stock in Canada in a private placement transaction.

News Release

For Immediate Release in Canada only

WORLDHEART SEEKS ADDITIONAL FINANCING

OTTAWA, Ont. - December 2, 2002 (TSX: WHT) - World Heart Corporation ("WorldHeart" or the "Corporation") announced today that it has entered into an agreement with Northern Securities Inc. for the private placement, on a best efforts basis, of up to 3,906,250 Common Shares of the Corporation. The shares have been priced at $1.28 per common share, for estimated gross proceeds of $5,000,000, with an option to increase the issue to 4,492,188 Common Shares ($5,750,000).

The offering will not be qualified for sale to the public by way of a prospectus. The Common Shares will be issued only in Canada, and will be subject to a resale restriction period of 4 months during which the securities may not be resold. The Common Shares have not been, and will not be, registered under the United States Securities Act of 1933, as amended, (the "Act") and may not be sold or offered for sale in the United States or otherwise distributed in the United States unless they are registered under the Act or an exemption therefrom is available.

About the Novacor(R) LVAS
WorldHeart's Novacor(R) LVAS is an electromagnetically driven pump that provides circulatory support by taking over part or all of the workload of the left ventricle. Novacor(R) LVAS is already approved in Europe without restrictions for use by heart failure patients; and in the United States and Canada as a bridge to heart transplantation. It is approved for use in Japan by cardiac patients at risk of imminent death from non-reversible left ventricular failure for which there is no alternative but a heart transplant.

About WorldHeart
World Heart Corporation, a global medical device company based in Ottawa, Ontario and Oakland, California, is currently focused on the development and commercialization of pulsatile ventricular assist devices. Its Novacor(R) LVAS (Left Ventricular Assist System) is well established in the marketplace and its next-generation technology, HeartSaverVAD(TM), is a fully implantable assist device intended for long-term support of patients with end-stage heart failure.


For more information, please contact:
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Michelle Banning
Manager, Corporate Communications
(613) 226-4278, ext: 2995 or
(510) 563-4995
communications@worldheart.com

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                         World Heart Corporation

Date: December 2, 2002                   By: /s/ Ian Malone
                                            ------------------------------------
                                             Name:   Ian Malone
                                             Title:  Vice President Finance and
                                                     Chief Financial Officer